Exhibit 99.1

FLY LEASING REPORTS THIRD quarter 2014 results

Dublin, Ireland, November 13, 2014 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the third quarter of 2014.

Third Quarter 2014 Highlights

•	Net income of $15.4 million, $0.37 per share
•	Total revenues of $105.5 million, an increase of 33%
•	Acquired five aircraft for more than $350 million, achieving year-to-date growth of 15%
•	Acquisition pipeline of $374 million
•	Declared 28th consecutive quarterly dividend on October 9th ($0.25 per share)

“FLY had another strong quarter, with fleet utilization of 100% and revenue growth of more than 30%,” said Colm Barrington, FLY’s CEO. “We have grown our fleet to 121 aircraft with the acquisition of five aircraft in the third quarter, maintaining our average fleet age at just over eight years and increasing our average lease term to approximately five years.”

“FLY is continuing its growth trajectory, with about $1 billion of aircraft to be purchased in 2014. We are on track to beat our 2014 fleet growth target of 15%, and are targeting a further 15% fleet growth in 2015. Our recent issuance of $400 million of unsecured notes, along with $327 million of remaining capacity in our acquisition facility, provides us with ample resources to fund this program.”

“The demand for aircraft from our customers remains strong as worldwide air traffic continues to increase. IATA is reporting a 5.8% growth in world passenger numbers in the eight months through August. Most airlines continue to report strong profits, with IATA now forecasting global airline profits of $18 billion in 2014 as compared to $10.6 billion last year.”

Third Quarter Financial Results

FLY’s net income and diluted earnings per share for the third quarter of 2014 were $15.4 million and $0.37 compared to $0.3 million and $0.00 in the same period in 2013.

Total revenues increased 33% to $105.5 million. Operating lease rental revenue for the third quarter of 2014 was $105.1 million compared to $78.4 million for the same period in the previous year, an increase of 34%. The increase was driven by the larger portfolio and improved utilization. The third quarter 2014 results include $14.2 million in end of lease income, compared to $17,000 in the third quarter of 2013.

FLY’s net income and diluted earnings per share for the nine months ended September 30, 2014 were $40.6 million and $0.95 compared to $39.1 million and $1.20 for the same period in 2013. For 2014, end of lease income was $18.0 million and gains on aircraft sales totaled $18.9 million. The 2013 results included $47.6 million in end of lease income and $6.3 million in gains on aircraft sales.

Adjusted Net Income

Adjusted Net Income was $16.5 million for the third quarter of 2014 compared to $2.7 million in the same period in the previous year. On a per share basis, Adjusted Net Income was $0.40 in the third quarter of 2014 compared to $0.07 for the same period in the previous year. For the nine months ended September 30, 2014, Adjusted Net Income was $40.4 million, or $0.98 per share, compared to $52.5 million and $1.65 per share for the same period in the previous year.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Dividends

On October 9, 2014, FLY declared a dividend of $0.25 per share in respect of the third quarter of 2014. This dividend will be paid on November 20, 2014 to shareholders of record on October 31, 2014.

Financial Position

At September 30, 2014, FLY’s total assets were $3.7 billion, including flight equipment with a net book value of $3.5 billion. The total cash balance at September 30, 2014 was $212.8 million, of which $81.3 million was unrestricted. Neither of these figures includes approximately $400 million that was raised in FLY’s recent public offering of unsecured notes, which closed on October 3, 2014. In addition, there is $327 million available under FLY’s acquisition facility which may be used to fund aircraft purchases.

The total cash balance at December 31, 2013 was $579.3 million, of which $404.5 million was unrestricted.

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Aircraft Portfolio

At September 30, 2014, all of FLY’s 121 aircraft, as shown in the table below, were on lease to 67 airlines in 37 countries.

Portfolio at	Sep 30, 2014	Dec 31, 2013
Airbus A319	18	19
Airbus A320	27	27
Airbus A330	4	1
Airbus A340	3	3
Boeing 737	54	48
Boeing 747	1	1
Boeing 757	11	11
Boeing 767	1	1
Boeing 777	1	1
Boeing 787	1	1
Total	121	113
Note: The table does not include the four B767 aircraft owned by a joint venture in which FLY has a 57% interest.

At September 30, 2014, the average age of FLY’s portfolio was 8.2 years weighted by the net book value of each aircraft. The average remaining lease term was 4.9 years, also weighted by net book value. At September 30, 2014, FLY’s leases were generating annualized revenues of approximately $412 million. FLY’s lease utilization factor was 100% for the third quarter of 2014 and has now reached 100% for the nine months ended September 30, 2014.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, November 13, 2014. Participants should call +1-253-237-1145 (International) or 800-535-7056 (North America) and enter confirmation code 14024425 or ask an operator for the FLY Leasing earnings call. An earnings call presentation will also be available on FLY’s website at www.flyleasing.com.

A replay will be available shortly after the call. To access the replay, please dial +1-404-537-3406 (International) or 855-859-2056 (North America) and enter confirmation code 14024425. The replay recording will be available until November 23, 2014. A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.

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About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Further information on the factors and risks that may affect our business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its Reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited
West Pier
Dun Laoghaire
Co Dublin, Ireland

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FLY Leasing Limited

Consolidated Statements of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Sept. 30, 2014 (Unaudited)	Three months ended Sept. 30, 2013 (Unaudited)	Nine months ended Sept. 30, 2014 (Unaudited)	Nine months ended Sept. 30, 2013 (Unaudited)
Revenues
Operating lease rental revenue	$97,984	$81,747	$283,095	$236,805
End of lease revenue	14,181	17	18,035	47,569
Amortization of lease incentives	(6,149)	(2,385)	(13,370)	(6,224)
Amortization of lease premiums, discounts & other	(934)	(1,010)	(3,085)	(3,567)
Operating lease revenue	105,082	78,369	284,675	274,583
Gain (loss) on sale of aircraft	23	(47)	18,878	6,277
Equity earnings from unconsolidated subsidiary	364	474	2,105	1,377
Interest and other income	74	319	718	1,781
Total revenues	105,543	79,115	306,376	284,018
Expenses
Depreciation	43,960	36,908	126,488	106,651
Interest expense	33,683	30,016	102,127	90,201
Net loss (gain) on extinguishment of debt	—	564	(4,010)	2,704
Selling, general and administrative	9,876	8,105	30,835	27,363
Ineffective, dedesignated and terminated derivatives	(149)	(160)	(117)	(1,020)
Maintenance and other costs	680	2,563	4,674	12,487
Total expenses	88,050	77,996	259,997	238,386
Net income before provision for income taxes	17,493	1,119	46,379	45,632
Provision for income taxes	2,132	815	5,781	6,568
Net income	$15,361	$304	$40,598	$39,064
Weighted average number of shares
- Basic	41,432,998	38,797,022	41,395,847	31,711,440
- Diluted	41,463,474	38,921,962	41,434,681	31,821,118
Earnings per share
- Basic	$0.37	$0.00	$0.95	$1.21
- Diluted	$0.37	$0.00	$0.95	$1.20
Dividends declared and paid per share	$0.25	$0.22	$0.75	$0.66

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FLY Leasing Limited

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)

	Sept. 30, 2014 (Unaudited)	Dec. 31, 2013 (Audited)
Assets
Cash and cash equivalents	$81,266	$404,472
Restricted cash and cash equivalents	131,537	174,829
Rent receivables	12,445	2,922
Investment in unconsolidated subsidiary	3,651	8,179
Flight equipment held for operating leases, net	3,477,409	3,034,912
Fair market value of derivative asset	3,733	7,395
Other assets, net	30,506	39,650
Total assets	$3,740,547	$3,672,359
Liabilities
Accounts payable and accrued liabilities	$18,922	$16,592
Rentals received in advance	18,191	17,422
Payable to related parties	7,097	3,756
Security deposits	60,582	52,837
Maintenance payment liabilities	256,044	233,811
Unsecured borrowings, net	292,476	291,567
Secured borrowings, net	2,257,839	2,254,705
Fair market value of derivative liabilities	19,986	24,577
Deferred tax liability, net	14,376	7,746
Other liabilities	36,874	20,523
Total liabilities	2,982,387	2,923,536
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 41,432,998 and 41,306,338 shares issued and outstanding at September 30, 2014 and December 31, 2013, respectively	41	41
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	658,442	658,492
Retained earnings	112,472	104,143
Accumulated other comprehensive loss, net	(12,795)	(13,853)
Total shareholders’ equity	758,160	748,823
Total liabilities and shareholders’ equity	$3,740,547	$3,672,359

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FLY Leasing Limited

Consolidated Statements of Cash Flows

(DOLLARS IN THOUSANDS)

	Nine months	Nine months
	ended	ended
	Sept. 30,	Sept. 30,
	2014 (Unaudited)	2013 (Unaudited)
Cash Flows from Operating Activities
Net Income	$40,598	$39,064
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(2,105)	(1,377)
Gain on sale of aircraft	(18,878)	(6,277)
Depreciation	126,488	106,651
Amortization of debt issuance costs	4,051	6,453
Amortization of lease incentives	13,370	6,224
Amortization of lease discounts/premiums and other items	7,420	6,195
Amortization of fair market value adjustments associated with the GAAM acquisition	4,953	10,955
Net gain on extinguishment of debt	(4,048)	—
Share-based compensation	(50)	2,285
Provision for deferred income taxes	5,781	7,046
Unrealized gain on derivative instruments	(117)	(1,020)
Security deposits and maintenance payment liability relieved	(17,223)	(31,360)
Security deposits and maintenance payment claims applied towards operating lease revenues	—	(2,596)
Distribution from unconsolidated subsidiary	5,149	—
Changes in operating assets and liabilities:
Rent receivables	(3,494)	(2,978)
Other assets	1,497	(2,927)
Payable to related parties	(4,450)	(8,043)
Accounts payable and accrued liabilities	5,084	1,307
Rentals received in advance	1,139	1,006
Other liabilities	6,129	4,519
Net cash flows provided by operating activities	171,294	135,127
Cash Flows from Investing Activities
Distribution from unconsolidated subsidiary	1,484	—
Purchase of flight equipment	(643,950)	(424,363)
Proceeds from sale of aircraft	88,617	48,539
Payment for aircraft improvement	(8,698)	—
Lessor contribution to maintenance	(4,034)	(15,992)
Net cash flows used in investing activities	(566,581)	(391,816)

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	Nine months	Nine months
	ended	ended
	Sept. 30,	Sept. 30,
	2014 (Unaudited)	2013 (Unaudited)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	43,292	(18,440)
Security deposits received	10,558	10,520
Security deposits returned	(2,578)	(7,271)
Maintenance payment liability receipts	68,203	41,987
Maintenance payment liability disbursements	(44,413)	(12,476)
Debt issuance costs	(1,390)	(10,634)
Proceeds from secured borrowings	165,942	390,410
Repayment of secured borrowings	(135,264)	(243,910)
Proceeds from issuance of shares, net of fees paid	—	172,595
Dividends	(31,034)	(21,444)
Dividend equivalents	(1,235)	(806)
Net cash flows provided by financing activities	72,081	300,531
Net (decrease) increase in cash	(323,206)	43,842
Cash at beginning of period	404,472	163,124
Cash at end of period	$81,266	$206,966

Supplemental Disclosure:
Cash paid during the period for:
Interest	$83,833	$72,704
Taxes	156	213
Noncash Activities:
Other liabilities applied to maintenance payment liability and rent receivables	979	—
Security deposits applied to maintenance payment liability, rent receivables and other assets	1,598	1,414
Maintenance payment liability applied to rent receivables and rentals received in advanced	—	2,130
Noncash activities in connection with purchase of aircraft:
Security deposits and maintenance payment liability assumed	16,559	—
Other liabilities applied to purchase of aircraft	6,885	—
Rent receivable applied to purchase of aircraft	1,567	—
Deposits applied to purchase of aircraft	991	—
Noncash activities in connection with sale of aircraft:
Security deposits and maintenance payment liability applied	8,678	—
Refundable deposits applied to sale of aircraft	3,376	—
Rent receivable applied to sale of aircraft	425	—
Secured borrowings assumed by buyer	—	38,500
Derivative liabilities assumed by buyer	—	5,000

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FLY Leasing Limited

Reconciliation of Adjusted Net Income, a
Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Sept. 30, 2014 (Unaudited)	Three months ended Sept. 30, 2013 (Unaudited)	Nine months ended Sept. 30, 2014 (Unaudited)	Nine months ended Sept. 30, 2013 (Unaudited)
Net Income	$15,361	$304	$40,598	$39,064
Add (less):
Ineffective portion of cash flow hedges	(149)	(160)	(117)	(1,020)
Net loss (gain) on extinguishment of debt	—	564	(4,010)	2,704
Non-cash share based compensation	(14)	(189)	(50)	2,285
Adjustments related to GAAM Portfolio acquisition:
Amortization of fair value adjustments recorded in purchase accounting	1,422	2,899	4,953	10,955
Income tax effects	(157)	(712)	(946)	(1,508)
Adjusted Net Income	$16,463	$2,706	$40,428	$52,480
Weighted average diluted shares outstanding	41,463,474	38,921,962	41,434,681	31,821,118
Adjusted Net Income per share	$0.40	$0.07	$0.98	$1.65

Adjusted Net Income Plus Depreciation and Amortization,
a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS)

	Three months ended Sept. 30, 2014 (Unaudited)	Three months ended Sept. 30, 2013 (Unaudited)	Nine months ended Sept. 30, 2014 (Unaudited)	Nine months ended Sept. 30, 2013 (Unaudited)
Adjusted Net Income	$16,463	$2,706	$40,428	$52,480
Add:
Depreciation	43,960	36,908	126,488	106,651
Other amortization	9,654	6,428	24,111	16,892
Provision for deferred income taxes	2,216	2,833	6,488	8,554
Adjusted Net Income Plus Depreciation and Amortization	$72,293	$48,875	$197,515	$184,577

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FLY defines Adjusted Net Income as net income plus or minus the after-tax impacts of the ineffective portion of cash flow hedges, net gains and losses on extinguishment of debt, non-cash share-based compensation, and adjustments related to the GAAM portfolio acquisition comprised of amortization of fair value adjustments recorded in purchase accounting. Management believes that Adjusted Net Income provides information that is useful in evaluating the operating performance of FLY’s business and facilitates period-over-period comparisons without regard to gains and losses related to refinancing activity, and share based compensation expense; and the impacts of fair-value adjustments of debt, leases and derivative instruments that FLY assumed in connection with its acquisition of the GAAM portfolio.

Adjusted Net Income Plus Depreciation and Amortization is a cash flow measure that provides investors with an additional measure for evaluating FLY’s ongoing cash earnings, from which capital investments are made, debt is serviced and dividends are paid. However, this measure excludes certain cash items, including principal payments on debt and therefore has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses Adjusted Net Income and Adjusted Net Income Plus Depreciation and Amortization as a measure for assessing FLY’s performance.

Adjusted Net Income and Adjusted Net Income Plus Depreciation and Amortization should be considered as supplements to, and not as a substitute for, net income and other financial measures determined in accordance with Accounting Principles Generally Accepted in the United States. FLY’s definitions may be different than those used by other companies, including other companies in its industry.

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